micon INTERNATIONAL LIMITED | mineral industry consultants

CONSENT of AUTHOR

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
U.S. Securities and Exchange Commission
TSX Toronto Stock Exchange

Dears Sirs/Mesdames:

I, William J. Lewis, BSc., P.Geo., do hereby consent to the public filing of the Technical Report titled *"NI 43-101 Technical Report Audit of the Mineral Resource Estimate for the San Sebastian Project, Jalisco State, Mexico"* and dated March 30, 2012 (the "Technical Report") prepared for Endeavour Silver Corp. and to extracts from, or a summary of, the Technical Report contained in Endeavour Silver Corp.'s new release dated March 19, 2012 (the "News Release") and the Management Discussion & Analysis dated March 14, 2012 (the "Management Discussion & Analysis").

I confirm that I have read the news release and the management discussion & analysis, including extracts from, or the summary of, the technical report contained in the news release and the management discussion & analysis and that they fairly and accurately represent the information contained in the Technical Report.

Dated this 14th day of June, 2012.

William J. Lewis BSc., P.Geo.
Senior Geologist, Micon International Limited

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